UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 000-27974

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On April 23, 2014, a quorum was not present within half an hour from the designated start time for the 2014 annual general meeting of shareholders (the “Annual Meeting”) of Cimatron Ltd. (“Cimatron” or the “Company”), which was scheduled to take place at 4:00 p.m., Israel local time, at the offices of the Company.  In accordance with Israeli law and the Company’s Articles of Association (the “Articles”), the Chairman of the Annual Meeting adjourned the meeting to April 30, 2014 (one week after the originally scheduled date for the Annual Meeting) at 4:00 p.m., Israel local time, at the Company’s offices located at 11 Gush Etzion Street, Givat Shmuel, Israel.

In accordance with the provisions of the Articles, at the adjourned meeting (the “Adjourned Annual Meeting”), two or more shareholders present at the meeting, holding in the aggregate, at least 33% of Cimatron's outstanding ordinary shares constitute a quorum.

The agenda of the Adjourned Annual Meeting will include only those items that were lawfully to have been transacted at the Annual Meeting as originally called, which are described in the original Notice of Annual General Meeting of Shareholders, dated March 13, 2014 and accompanying Proxy Statement (collectively, the “Proxy Statement”) which the Company began mailing to its shareholders on or about March 19, 2014 and which were attached as Exhibits 99.1 and 99.2, respectively, to the Company’s Report on Form 6-K, furnished to the Securities and Exchange Commission on March 13, 2014 (the content of which is incorporated by reference in its entirety in this Report on Form 6-K).

Other than the date of the Adjourned Annual Meeting, all other rules and provisions related to the Annual Meeting, which are described in the Proxy Statement, shall apply to the Adjourned Annual Meeting, mutatis mutandis. All votes of shareholders who executed and submitted the proxy card enclosed with the Proxy Statement prior to April 23, 2014 remain valid and effective for the Adjourned Annual Meeting, unless specifically revoked by notice to the Company prior to the Adjourned Annual Meeting.

The Company continues to encourage its shareholders who have not yet done so to submit their proxy cards or otherwise vote their ordinary shares and thereby enable it to take action on the agenda items at the Adjourned Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

	By:	/s/ Ilan Erez
Name: Ilan Erez
Title: Chief Financial Officer
Dated: April 23, 2014